SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                             HERLEY INDUSTRIES, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                     427398
              ----------------------------------------------------
                                 (CUSIP Number)

               Harvey Houtkin, c/o All-Tech Investment Group, Inc.
          160 Summit Avenue, Montvale, New Jersey 07645//(201) 782-0200
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427398                  SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      All-Tech Investment Group, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             19,995
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        19,995
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,995
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 427398                  SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rushmore Financial Services, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             19,995
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        19,995
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,995
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 427398                  SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Harvey Houtkin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF WC OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               159,876
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             23,937
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        159,876
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,937
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      183,813
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

            Common Stock
            Herley Industries, Inc.
            10 Industry Drive
            Lancaster, PA17603-4092

Item 2. Identity and Background

      (a)   All-Tech Investment Group, Inc.
      (b)   160 Summit Avenue Montvale, New Jersey 07645
      (c)   Registered broker/dealer, 160 Summit Avenue, Montvale, NJ 07645
      (d)   No
      (e)   No
      (f)   Delaware

      90.5% of the shares of All-Tech Investment Group, Inc. ("All-Tech"), a registered broker/dealer which makes a market in the issuer's stock, are owned by Rushmore Financial Services, Inc. ("Rushmore"). Information with respect to Rushmore is as follows:

      (a)   Rushmore Financial Services, Inc.
      (b)   160 Summit Avenue Montvale, New Jersey 07645
      (c) Holding company of All-Tech Investment Group, Inc. and Domestic Securities, Inc.
      (d)   No
      (e)   No
      (f)   New Jersey

      Information with respect to Mr. Houtkin is set forth below.

      (a)   Harvey Houtkin
      (b) c/o All-Tech Investment Group, Inc. 160 Summit Avenue Montvale, New Jersey 07645
      (c) Chairman of the Board, CEO and Secretary, All-Tech Investment Group, Inc.; Chairman of the Board and President, Domestic Securities, Inc. All-Tech and Domestic are registered broker-dealers. Chairman of the Board and President, Rushmore Financial Services, Inc. All of such companies are located at 160 Summit Avenue, Montvale, NJ 07645
      (d)   No
      (e) In 1990 a consent order was issued by the New Jersey Bureau of Securities pursuant to a negotiated amicable resolution of the application for registration of Domestic Securities, Inc. ("Domestic"), a registered broker-dealer, in the State of New Jersey. The order provided that neither Domestic nor Mr. Houtkin would reapply for registration for three years and the New Jersey Bureau of Securities would be reimbursed $50,000 in respect of its costs of investigation of the application. Mr. Houtkin and Domestic are now registered in the State of New Jersey.

      (f)   United States

      Mr. Shefts is no longer part of the group making this joint filing.

Item 3. Source and Amount of Funds or Other Consideration.

      Amounts set forth below are for shares owned directly by a reporting person.

      WC/OO All-Tech Investment Group, Inc., a registered broker/dealer which makes a market in the issuer's stock, owned 19,955 shares (0.4%) as of April 19, 1999. All of such shares were purchased on margin. All of the stock of All-Tech is owned by Rushmore.

      WC/OO Rushmore Financial Services, Inc. owned 19,955 (0.4%) shares indirectly, through its ownership of All- Tech, as of April 19, 1999. Rushmore is owned 50% by Mr. Shefts and 50% by Mr. Houtkin.

      PF/OO All 159,876 of the shares directly beneficially owned by Mr. Houtkin individually were purchased for cash. Mr. Houtkin owns 133 shares jointly with his mother, Esther Houtkin, which were purchased for cash. Mr. Houtkin's wife Sherry Houtkin owns 22,515 shares (0.4%), which were purchased for cash. Mr. Houtkin's adult son Michael Houtkin is the beneficial owner of 3,333 shares (0.1%) which were purchased for cash; his adult son Brad Houtkin is the beneficial owner of 3,333 shares (0.1%) which were purchased on margin; Mr. Houtkin's adult son Stuart is the beneficial owner of 3,849 shares (0.1%) which were purchased for cash. Mr. Houtkin disclaims beneficial ownership of all of the shares owned by his wife, and his sons Michael and Brad.

Item 4. Purpose of Transaction

      The shares were purchased for investment purposes only. From time to time All-Tech purchases shares as inventory for its market-making activity.

      Except for All-Tech's continuing to make a market in the issuer's stock, there are no current plans or proposals to acquire or dispose of the issuer's securities or to seek any change in the issuer's business or corporate structure.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number of the issuer's common shares beneficially owned at the close of business on April 19, 1999, by all reporting persons submitting this joint filing was 183,680 (excluding shares as to which beneficial ownership is disclaimed), equaling approximately 3.5% of the common stock outstanding on such date.

      All shares held in corporate name as set forth below are subject to shared voting and dispositive power; 159,876 of the shares owned by Mr. Houtkin are subject to sole voting and dispositive power; 23,804 are subject to shared voting and dispositive power.

      (b)   Shares beneficially owned by each reporting person:

            All-Tech Investment Group, Inc.               TOTAL:         19,955
                                                          PERCENTAGE:       0.4%

            Rushmore Financial Services, Inc.
                   (excluding shares                      TOTAL:            -0-
                   of All-Tech)                           PERCENTAGE:      0.0%

            Harvey Houtkin, individually                                159,876
            Harvey Houtkin jointly with Esther Houtkin                      133
            Stuart Houtkin                                                3,849
            Harvey Houtkin as a control person of
              Rushmore (excluding shares owned
                 by All-Tech)                                               -0-
            Harvey Houtkin as a control person of
              All-Tech                                                   19,955
                                                                        -------
                                                          TOTAL:        183,813
                                                          PERCENTAGE:       3.5%

            Mr. Houtkin disclaims beneficial ownership of 3,333 shares (0.1%) owned by his adult son Brad Houtkin; 3,333 shares (0.1%) owned by his adult son Michael Houtkin, and 18,666 shares (0.4%) owned by his wife Sherry Houtkin,

      (c) All-Tech, a market-maker in the issuer's stock, effects transactions in the issuer's stock continually.

      (d)   N/A

      (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The parties filing this Report on Form 13D have orally agreed to make this joint filing.

Item 7. Material to be Filed as Exhibits

      None

Signature

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

April 25, 1999                              ALL-TECH INVESTMENT GROUP, INC.

                                            By  s/ Harvey Houtkin
                                              ----------------------------------
                                              Harvey Houtkin, Chairman


                                            RUSHMORE FINANCIAL SERVICES, INC.

                                            By   s/ Harvey Houtkin
                                              ----------------------------------
                                              Harvey Houtkin, Chairman


                                              s/ Harvey Houtkin
                                              ----------------------------------
                                                    Harvey Houtkin